UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

RECEIVED SEP 0 2 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 155

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	0001302015
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, September 1, 2004, Series 2004-AR5	**333-115122-17**
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04042254

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: September 1, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

FASTrader
SAMI-04AR5 2A3 (2-A3)

Settlement Date: 8/31/2004 Valuation Date: 8/31/2004 Yield Curve: USD Swap

FSAMI-04R5B A5 (3-A1)

Dated Date:	8/1/04	**Pricing**	
Trade Date:	1/28/04	WAC:	.00
Settle Date:	8/31/04	WAM:	.00
Date of 1st CF:	9/19/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	**Cumulative Prepayment**	
Face:	279,350,335.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A5	P-Des:	A5
Cusip:		Description:	COFI+
Orig. Bal:	107,957,100.00	Current Bal:	107,957,100.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.92	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	8/19/04
Delay Days:	18	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x COFI + 2.4030 Cap 9.5640 @ 7.1610 Floor 2.4030 @ -0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.67	1.80	1.99	2.30	2.76	3.16	3.48	3.76	3.98	4.16
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.32	4.45	4.57	4.67	4.77	4.84	4.92	4.99	5.19	5.28

Results

1M_LIB		**1.64000**	**1.64000**	**1.64000**	**1.64000**	**1.64000**	**1.64000**
1YR_TRES		**2.03000**	**2.03000**	**2.03000**	**2.03000**	**2.03000**	**2.03000**
1Y_LIB		**1.32000**	**2.32000**	**2.32000**	**2.32000**	**2.32000**	**2.32000**
6M_LIB		**1.99000**	**1.99000**	**1.99000**	**1.99000**	**1.99000**	**1.99000**
COFI		**1.75800**	**1.75800**	**1.75800**	**1.75800**	**1.75800**	**1.75800**
FVA		**1.46300**	**1.46300**	**1.46300**	**1.46300**	**1.46300**	**1.46300**
PUT_FLAG		**.00000**	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Prepay		**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**40% CPR**	**50% CPR**
STEP_OVERRIDE		**.00000**	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Price 102: 8	**Yield**	4.00	3.77	3.49	3.33	2.75	2.26
Price 102:12	**Yield**	3.99	3.75	3.45	3.28	2.67	2.17
Price 102:16	**Yield**	3.98	3.73	3.42	3.24	2.60	2.07
Price 102:20	**Yield**	3.97	3.71	3.38	3.20	2.53	1.98
Price 102:24	**Yield**	3.96	3.69	3.35	3.16	2.46	1.88
Price 102:28	**Yield**	3.95	3.67	3.32	3.11	2.39	1.79
Price 103: 0	**Yield**	3.94	3.65	3.28	3.07	2.32	1.69

Security	% of Orig. Bal	Face Value
FSAMI-04R5B A5 (3-A1)	100.00	107,957,100.00

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

SAMI-04AR5 2A2 (2-A2)

Settlement Date: 8/31/2004 Valuation Date: 8/31/2004 Yield Curve: USD Swap

FSAMI-04R5B A4 (2-A1)

Dated Date:	8/1/04
Trade Date:	1/28/04
Settle Date:	8/31/04
Date of 1st CF:	9/19/04
Pmts Per Year:	
Manager:	BEARS
Face:	279,350,335.00
Speed Assumpt.:	

Pricing
WAC: .00
WAM: .00
Type:

Collateral
Cumulative Prepayment

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	A4	P-Des:	A4
Cusip:		Description:	MTA NWAC
Orig. Bal:	106,746,100.00	Current Bal:	106,746,100.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.53	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	8/17/04
Delay Days:	18	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula
1.0000 x FVA + 2.3750 Cap 9.6080 @ 7.2330 Floor 2.3750 @ -0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.67	1.80	1.99	2.30	2.76	3.16	3.48	3.76	3.98	4.16
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.32	4.45	4.57	4.67	4.77	4.84	4.92	4.99	5.19	5.28

Results

1M_LIB		**1.64000**	**1.64000**	**1.64000**	**1.64000**	**1.64000**	**1.64000**
1YR_TRES		**2.03000**	**2.03000**	**2.03000**	**2.03000**	**2.03000**	**2.03000**
1Y_LIB		**1.32000**	**2.32000**	**2.32000**	**2.32000**	**2.32000**	**2.32000**
6M_LIB		**1.99000**	**1.99000**	**1.99000**	**1.99000**	**1.99000**	**1.99000**
COFI		**1.75800**	**1.75800**	**1.75800**	**1.75800**	**1.75800**	**1.75800**
FVA		**1.46300**	**1.46300**	**1.46300**	**1.46300**	**1.46300**	**1.46300**
PUT_FLAG		**.00000**	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Prepay		**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**40% CPR**	**50% CPR**
STEP_OVERRIDE		**.00000**	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Price 102: 6	**Yield**	3.68	3.46	3.19	3.03	2.47	2.00
Price 102:10	**Yield**	3.67	3.44	3.16	2.99	2.40	1.91
Price 102:14	**Yield**	3.66	3.42	3.12	2.95	2.33	1.81
Price 102:18	**Yield**	3.65	3.40	3.09	2.91	2.26	1.72
Price 102:22	**Yield**	3.64	3.38	3.05	2.86	2.19	1.62
Price 102:26	**Yield**	3.63	3.36	3.02	2.82	2.12	1.53
Price 102:30	**Yield**	3.62	3.34	2.98	2.78	2.05	1.44

Security	% of Orig. Bal	Face Value
FSAMI-04R5B A4 (2-A1)	100.00	106,746,100.00

*** Please see attached document for detailed scenario assumptions used. ***